SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

"América Móvil informs about functional separation ordered by the Instituto Federal de Telecomunicaciones"

Mexico City, March 5, 2018. América Móvil, S.A.B. de C.V. (" América Móvil ") [BMV: AMX] [NYSE: AMX | AMOV], announces that today it received a resolution issued by the Federal Telecomunications Institute ( Instituto Federal de Telecomunicaciones or "IFT") determining the terms under which Teléfonos de México, S.A.B. de C.V. ("Telmex"), and Teléfonos del Noreste, S.A. de C.V. ("Telnor") shall, legally and functionally, separate the provision of wholesale regulated fixed services, by incorporating new legal entities (the "New Entity") with their own corporate governance, independent from those of América Móvil's subsidiaries holding a concession, and by creating a wholesale business unit within Telmex and Telnor.

The legal and functional separation plan ordered by the IFT substantially differs from the plan presented by Telmex and Telnor in compliance with IFT's separation order of 2017. The notified resolution establishes, among others, the following:

Within Telmex and Telnor a business unit shall be created to provide certain wholesale services to other concessionaires, including interconnection, co-location, intercity and international long - distance dedicated-links, resale of telephone lines, broad band and bundles, as well as certain passive infrastructure services, including shared use of towers.

The New Entity shall provide wholesale services related with elements of the access network, including local access dedicated- links as well as those related with passive infrastructure associated with the access network, such as ducts, poles and rights of way (the "Unbundled Services"). The New Entity will be a direct subsidiary of Telmex and will receive the necessary assets and employees to provide the Unbundled Services.

The New Entity shall have the necessary personnel to operate its assets and to provide the wholesale services required by the resolution. Individual and collective acquired labor rights will be respected and will not suffer changes by the separation.

The New Entity shall have the necessary assets to provide the wholesale services required by the resolution. At the start of its operations, it will have a healthy financial structure together with its labor and operational obligations. The New Entity will be independent, including financially, from AMX and AMX's subsidiaries and its cost structure shall be covered through the provision of services to current and new telecommunication services providers, under the prices and terms determined by the IFT. Prices determined by the IFT for wholesale services to be provided by the New Entity and by the wholesale business unit are substantially lower with respect to international benchmarks, which combined with IFT s recent determinations to further reduce the prices it defined in 2017 for certain of these services without taking into account best practices and incentives for promoting investments required to increase service coverage and technological update. América Móvil proposed a price structure for the New Entity which considered such incentives. Unfortunately, such structure was not taken into account by the IFT.

América Móvil s board of directors resolved not to subsidize or finance the operations of the New Entity.

Telmex and Telnor will have 2 years to implement the separation ordered by the IFT. The resolution establishes a calendar and obligations to deliver periodic information to the IFT.

The resolution will be challenged in accordance with applicable laws. Its compliance is mandatory, and therefore Telmex and Telnor will start the separation process pursuant to the terms and conditions determined by the IFT.

This press release contains certain forward- looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as "believe", "anticipate", "plan", "expect", "intend", "target", "estimate", "project", "predict", "forecast", "guideline", "should" and other similar expressions to identify forward- looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 6, 2018

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact